

Victoria Everett · 3rd

co-founder && cxo at braidbabes

Buffalo, New York, United States · **Contact info**

83 connections

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 **braidbabes**

 **State University of New York College at Buffalo**

About

A creative mind that shines in leadership roles with a superior public speaking ability. Delights in working with others to reach originative goals, while basking in the artistic process.

No matter the day you will find me with a smile.

Activity

86 followers

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Experience

 **braidbabes**
3 yrs 4 mos
Buffalo, New York, United States

- **cxo && co-founder**
  Full-time
  Jul 2021 - Present · 1 yr 3 mos

- **Manager, Social Media, Braider**
  Jun 2019 - Present · 3 yrs 4 mos

 **Braider, Social Media Manager, Assistant**
Buffalo Braid Bar
Jun 2019 - Present · 3 yrs 4 mos
Buffalo, New York

 **Teaching Artist**
CEPA Gallery
Feb 2019 - Present · 3 yrs 8 mos
Buffalo, New York

 **Promotional Model**
Elite Events and Promotions
Apr 2015 - Present · 7 yrs 6 mos
Buffalo/Niagara, New York Area

I set up and execute promotional events for brands such as; Mikes Hard Lemonade, Stella Artois, Sam Adams, Alpina Greek Yogurt...etc.

 **Cosmetologist**
Shear Madness - Haircuts for Kids
Jul 2018 - Feb 2019 · 8 mos

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Education

State University of New York College at Buffalo
Bachelor's Degree, Art with a Concentration in Photography
2014 – 2019

Erie 1 BOCES
License, Cosmetology
2012 – 2014

Skills

Photography
3 endorsements

Public Speaking
Endorsed by Emmy Passer who is highly skilled at this
2 endorsements

Social Media
Endorsed by Emmy Passer who is highly skilled at this
2 endorsements

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Interests

Companies   Schools

Infinite Management Group
2,124 followers
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The Female Lead
3,445,601 followers
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